SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 11-K

            (x)  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1999

                                    OR

           ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

           For the transition period from                to

                       Commission file number 0-12508

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              S&T BANCORP, INC., THRIFT PLAN FOR EMPLOYEES OF S&T BANK

         B.  Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                                  S&T BANCORP, INC.
                              800 PHILADELPHIA STREET
                                INDIANA, PA  15701

                        Financial Statements

                 Thrift Plan for Employees of S&T Bank

                Years ended December 31, 1999 and 1998
                  with Report of Independent Auditors

       COVER

                       Financial Statements

                 Thrift Plan for Employees of S&T Bank

               Years ended December 31, 1999 and 1998
                with Report of Independent Auditors

                 Thrift Plan for Employees of S&T Bank

                       Financial Statements

                Years ended December 31, 1999 and 1998




                               Contents

Report of Independent Auditors.............................1
Audited Financial Statements

Statements of Net Assets Available for Benefits............2
Statements of Changes in Net Assets Available
  for Benefits.............................................3
Notes to Financial Statements..............................4
Schedule H, Line 4(i)-Schedule of Assets Held
  for Investment Purposes at End of Year...................9
Schedule H, Line 4(j)-Schedule of Reportable
  Transactions............................................11

                  Report of Independent Auditors

Thrift and Retirement Plan Committee
S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supple-mental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 26, 2000

             Thrift Plan for Employees of S&T Bank
        Statements of Net Assets Available for Benefits

[CAPTION]

                                                           December 31
                                                     1999              1998
Cash                                        $          63      $      9,184
Participant-directed investments:
     Short-term investment funds                1,987,161         1,686,595
     Mutual funds:
            Diversified equity                  5,832,694         4,889,982
            Fixed income                        2,388,713         2,575,748
            Vanguard Index 500                    883,823           816,878
            Special growth                        290,414           330,295
     S&T Bancorp, Inc. common stock            22,343,122        26,317,290
                                               33,725,927        36,616,788
Receivables:
Receivable from Plan Sponsor                      947,833                 -
Accrued interest and dividends                    249,258           180,486
                                               34,923,081        36,806,458
Payables:
Excess advance returned to Plan Sponsor                 -            79,422
                                                        -            79,422
Net assets available for benefits             $34,923,081       $36,727,036

See accompanying notes.

                  Thrift Plan for Employees of S&T Bank

        Statements of Changes in Net Assets Available for Benefits
[CAPTION]

                                              Year ended December 31
                                           1999                    1998
Additions:
 Contributions:
  Employer (participant accounts)         $  1,389,538       $     798,779
  Employee-payroll                           1,168,100           1,053,552
  Employee-rollover                            545,235              98,514
                                             3,102,873           1,950,845
Investment income:
 Dividends                                   1,634,684           1,168,126

Deductions:
 Distributions to participants              (2,827,408)         (2,738,356)
 Payment of interest on ESOP note payable            -              (9,548)
 Expenses (Mass Mutual)                              -              (2,074)
 Net realized gains and unrealized
   (depreciation) appreciation in
   aggregate fair value of investments      (3,714,104)          6,333,206
                                            (6,541,512)          3,583,228

Net (deductions) additions                  (1,803,955)          6,702,199
Net assets available for benefits at
    beginning of year                       36,727,036          30,024,837
Net assets available for benefits at
    end of year                            $34,923,081         $36,727,036

See accompanying notes.

                     Thrift Plan for Employees of S&T Bank

                         Notes to Financial Statements

                               December 31, 1999


1. Summary of Significant Accounting Policies

A description of significant accounting policies of the Thrift Plan for Employees of S&T Bank (the Plan) is presented below.

Trusteed Assets

The investment assets are held in trust with the Trust Department of S&T Bank (the Trustee).

Valuation of Investments

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. The fair value of participation units in the short-term investment funds and mutual funds was based on quoted redemption values at cost which approximates fair value.

Realized Gains and Losses

Realized gains and losses from investment transactions are computed principally using the first-in, first-out (FIFO) method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by S&T Bank (Plan Sponsor and Employer).

              Thrift Plan for Employees of S&T Bank

2. Description of the Plan (continued)

The Plan is a vehicle for accepting employee and Employer tax-deferred contributions and employee after-tax contributions. Eligible employees (participants) determine the amount of their deferred cash contributions to the Plan. Employer Matching contributions are equal to 50% of the employee contributions, not to exceed 3% of compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor.

The Plan was amended, effective December 30, 1988, to include an Employee Stock Ownership Plan (ESOP). The ESOP covers substantially all regular employees under the Plan. ESOP contributions are invested primarily in qualified securities (common stock) of S&T Bancorp, Inc. (Bancorp), the parent company of the Plan Sponsor. In conjunction with the creation of the ESOP, the Trustee acquired 560,000 shares of Bancorp common stock
(as restated to reflect two-for-one stock splits on June 12, 1992, September 15, 1994 and October 30, 1998) with the proceeds of a promissory note (Note) for $2,800,000 dated December 31, 1988 payable by the Plan to a bank not affiliated with the Plan Sponsor. The shares of Bancorp common stock were pledged as security on the Note. The Note required quarterly interest and annual principal payments beginning in 1989 and had a maximum term of ten years and a minimum term of seven years and bore interest at 80% of the lender's prime rate. Bancorp had guaranteed the Note, and the Plan Sponsor was obligated to make annual contributions sufficient to fund principal amortization and interest payments on the Note, net of investment income in the ESOP Suspense
Fund. All remaining shares were released from the collateral pledge during the year ended December 31, 1998 as a result of principal payments made during the year. At December 31, 1999 and 1998, there were no unreleased shares as the Plan Sponsor paid all outstanding principal on the loan during 1998.

Effective October 1, 1998, the Plan was amended and restated to permit eligible employees to participate in the Plan upon employment with Bancorp. The Plan was also amended to include automatic participation of eligible participants unless participants elect otherwise. The Plan added the Vanguard Index 500 Fund and Special Growth Fund as new investment options. The Plan was also amended to comply with the Small Business Job Protections Act of 1996 and the Taxpayer Relief Act of 1997. A favorable determination letter was received on August 4, 1999.

            Thrift Plan for Employees of S&T Bank

2. Description of the Plan (continued)

Individual accounts are maintained for each participant. Participants may elect to invest their contributions in one or more of the following funds: Bank Stock Fund, Money Market Fund, Diversified Equity Fund, Fixed Income Fund, Vanguard Index 500 Fund, or Special Growth Fund. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are invested at the direction of the Thrift and Retirement Plan Committee of the Plan Sponsor. Participants are permitted to transfer all balances in their accounts between investment options.

At December 31, 1997, the Plan also held investments in six Mass Mutual funds as a result of the merger of the Plan with the Peoples Bank of Unity 401(k) Savings Plan on May 9, 1997. All investments merged from the Peoples Bank of Unity 401(k) Savings Plan remained in the Mass Mutual investments through the remainder of the Plan's year. All employees of Peoples Bank of Unity were eligible to participate upon the merger of the Plan on May 9, 1997. Effective January 5, 1998, all assets invested in Mass Mutual funds were liquidated and transferred in the investment options available under the Plan according to the participants' elections.

Each participant's account is credited with the participant's contributions, Employer Matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant's compensation and the participant's fund balances, respectively. The benefit to which a participant is entitled is the amount aggregated in the participant's account. Aggregate participant account balances differ from net assets available for benefits only by routine accruals.

Participants are immediately vested in all amounts credited to their accounts. On termination of service, participants may elect either to receive a lump-sum distribution from their accounts, or to leave their funds in the Plan, provided their balance is at least $5,000.

The Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

For more complete information about the Plan including participation, vesting, and benefit provisions, refer to the Summary Plan Description, which can be obtained from the Plan Sponsor.

                Thrift Plan for Employees of S&T Bank

3. Investments

During 1999 and 1998, the Plan's investments (including investments purchased and sold, as well as held during the year) (depreciated) appreciated in fair value by $(3,714,104) and $6,333,206, respectively, as follows:
[CAPTION]

                                                      Net Appreciation
                                                       (Depreciation)
                                                      in Fair Value for
                                                   Year Ended December 31
                                               1999                      1998
Mutual funds                              $    406,538            $   332,284
Common stock of S&T Bancorp, Inc.           (4,120,642)             6,000,922
                                           $(3,714,104)            $6,333,206


The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits is as follows:
[CAPTION]

                                                            December 31
                                                     1999               1998
Federated Prime Obligations Fund,
  1,957,161 and 1,686,595 units,
  respectively                               $  1,957,161       $  1,686,595
S&T Bancorp, Inc., 963,564 and
  954,805 shares, respectively                 22,343,122         26,317,290
Quantitative Equity Fund, 40,362
  and 32,105 units, respectively                1,823,961          1,364,768
Diversified Equity Fund, 34,096
  and 27,596 units, respectively                1,852,421          1,418,695

All investment information disclosed in the accompanying financial statements and schedules in total, including investments held at December 31, 1999 and 1998, and net appreciation/depreciation in fair value of investments, interest, and dividends for the years ended December 31, 1999 and 1998, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the Trustee.

                Thrift Plan for Employees of S&T Bank

4. Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor, and the Trust Department of S&T Bank acts as trustee and safekeeping agent.

At December 31, 1999 and 1998, respectively, the Plan held an aggregate of 963,564 and 954,805 shares of S&T Bancorp, Inc.
common stock valued at $22,343,122 and $26,317,290.

During February 1998, Bancorp made a tender offer to purchase a portion of its outstanding shares. Shares held by participants in the Plan were eligible for the tender offer. As a result of the tender offer, Bancorp purchased 62,456 shares (as restated for a two-for-one stock split effective October 30, 1998) from participants of the Plan at a price of $24.50 per share resulting in proceeds of $1,530,172. The proceeds from the sale of shares were placed into the Plan in the individual participants' accounts who participated in the tender offer.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and that the trust, therefore, is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974 to maintain its tax-exempt status.

               Thrift Plan for Employees of S&T Bank

                     EIN-25-0776600 Plan-002

         Schedule H, Line 4(i)-Schedule of Assets Held for
              Investment Purposes at End of Year

                       December 31, 1999
[CAPTION]

                                      Description of
                                   Investment, Including
                                  Maturity Date, Rate of
Identity of Issuer, Borrower,      Interest, Collateral,              Market
Lessor or Similar Party            Par or Maturity Value               Value
Bank Stock Fund

Federated Prime Obligations Fund           107,557 units       $     107,557
S&T Bancorp, Inc.*                         963,564 shares of
                                                common stock      22,343,122
                                                                  22,450,679

Money Market Fund

Federated Prime Obligations Fund         1,755,522 units           1,755,522

Diversified Equity Fund

Federated Prime Obligations Fund            82,829 units              82,829
Harbor International Fund                   16,936 units             708,953
Quantitative Equity Fund                    40,362 units           1,823,961
Diversified Equity Fund                     34,096 units           1,852,421
Equity Income Fund                          14,201 units             524,286
Special Growth Fund                         18,769 units             923,073
                                                                   5,915,523

*Indicates party-in-interest to the Plan

     Schedule H, Line 4(i)-Schedule of Assets Held for Investment
                        Purposes at End of Year
                             (continued)
[CAPTION]

                                        Description of
                                     Investment, Including
                                    Maturity Date, Rate of
Indentity of Issuer, Borrower,       Interest, Collateral,         Market
Lessor or Similar Party              Par or Maturity Value          Value
Fixed Income Fund

Federated Prime Obligations Fund               9,794 units          9,794
JP Morgan Prime Money Market Fund	            25,000 units         25,000
Short-Term Bond Fund                          51,900 units        935,749
Diversified Bond Fund                         66,742 units      1,452,964
                                                                2,423,507

Vanguard Index 500 Fund

Federated Prime Obligations Fund               1,098 units         1,098
JP Morgan Prime Money Market Fund	             5,000 units         5,000
Vanguard Index 500 Fund                        6,531 units       883,823
                                                                 889,921

Special Growth Fund

Federated Prime Obligations Fund                 361 units           361
Special Growth Fund                            5,905 units       290,414
                                                                 290,775
Total assets held for investment
     purposes at end of year                                 $33,725,927

               Thrift Plan for Employees of S&T Bank

                     EIN-25-0776600 Plan-002

     Schedule H, Line 4(j)-Schedule of Reportable Transactions

                  Year ended December 31, 1999




There were no Type (I), (II), (III) or (IV) reportable transactions during 1999.